UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41647

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Ohmyhome Limited

(Exact name of registrant as specified in its charter)

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243 Alexandra Road
#02-01 BS Centre
Singapore 159932
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Ohmyhome Limited (Nasdaq: OMH) (the “Company”), is furnishing this Form 6-K/A (the “Amendment”) to correct an error regarding the Section of “Proxy Statement” of the Exhibit 99.1 Notice and Proxy Statement of 2026 Extraordinary General Meeting of Shareholders found in the Form 6-K (the “Original 6-K”) filed on December 12, 2025. The fourth paragraph of the Proxy Statement shall be replaced with the following:

“Only holders of the ordinary shares of the Company of record at the close of business on December 1, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total voting rights of all holders of the ordinary shares of the Company throughout the Meeting shall form a quorum.”

The remainder of the information contained in the Original 6-K remains unchanged.

In connection with the 2026 Extraordinary General Meeting of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2026 Extraordinary General Meeting of Shareholders, dated December 12, 2025, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025
Ohmyhome Limited
	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer

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